BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

03 SEP 15 AM 7:21

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif. Direzione di Gruppo
Affari Societari GFM/fg

Data September 12th , 2003

03032046

File n.°: 82-4855

SUPPL

Oggetto: **Press release - Group 1st Half Report 2003**

herewith enclosed, we send you the press release concerning 2003 Half-Year Report of Bipielle Group, both italian version and english translation.

Yours faithfully,

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

BANCA POPOLARE DI LODI
DIREZIONE DI GRUPPO
AFFARI SOCIETARI

dlw 9/16

BANCA POPOLARE DI LODI S.c. a r.l. - Sede Centrale e Dir. Generale: 26900 Lodi, Via Polenghi Lombardo, 13
Cap. Soc. Euro 360.870.216,66 - Tel. 0371.580.111 (s.p.) - B.I.C.: BPAL IT ML - Reg. Imp. di Lodi n. 3
C. F. e P. IVA 00691360150 - Iscritta all'Albo delle Banche al n. 405.10
Aderente al "Fondo Interbancario di Tutela dei Depositi".

.2140 (Ed. 2002)

Relazione Semestrale Consolidata al 30 giugno 2003

Più profitti e maggior efficienza con il nuovo modello di Gruppo

Utile netto più che raddoppiato (50,2 mln. euro)
Utile da attività ordinarie +100%

- **utile attività ordinarie** - Euro 168,5 mln. **(+100,04%)**
- **utile netto** - Euro 50,2 mln. **(+164,92%)**

- **Cost-Income al 53,41%**
- **margine d'interesse** - Euro 484,5 mln. **(+9,18%)**
- **margine da servizi** - Euro 277,8 mln. **(+32,66%)**
- **impieghi verso clientela** - Euro 23.421 mln. **(+6,75%)**
- **totale massa amministrata** - Euro 56.775 mln. **(+10,47%)**

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di oggi la semestrale 2003, caratterizzata da una ragguardevole crescita dei profitti e da un sensibile incremento dell'efficienza.
Il Gruppo Bipielle registra infatti a livello consolidato un **utile netto di periodo pari a 50,2 milioni** di euro, che risulta più che raddoppiato rispetto ai 18,9 milioni di euro del 30 giugno 2002.
A conferma del percorso di sviluppo operativo e reddituale intrapreso rispettando i target prefissati, nell'arco di soli sei mesi il Gruppo ha superato, grazie all'apporto dell'attività ordinaria, il risultato consolidato di 27,2 milioni di euro ottenuto nell'intero esercizio 2002.
I dati conseguiti nel primo semestre 2003 evidenziano con estrema chiarezza gli effetti positivi prodotti dal piano di riorganizzazione perfezionato lo scorso anno attraverso l'adozione del nuovo modello di Gruppo incentrato su **Bipielle Retail** e **Bipielle Investimenti**, società entrambe controllate dalla capogruppo Banca Popolare di Lodi, chiamate a sovrintendere rispettivamente l'attività delle banche-rete e delle società prodotto.
L'efficace evoluzione dei processi di integrazione e di coordinamento delle banche aggregate ha contribuito in maniera determinante a migliorare ulteriormente i risultati dell'attività bancaria tradizionale, ed è stato accompagnato da un'attenta politica di contenimento dei costi e da un costante presidio del rischio del credito.

A livello consolidato il conto economico, confrontabile su base omogenea rispetto al dato pro-formato del 30 giugno 2002, mostra un sensibile incremento di tutte le principali voci a partire dal **margine d'interesse**, che si attesta a 484,5 milioni di euro (+9,18%), così come il **margine da servizi,** che sale a 277,8 milioni di euro con una crescita del 32,66% rispetto al 30 giugno 2002, pur in presenza di condizioni di mercato non ancora favorevoli.
Il **margine d'intermediazione** raggiunge i 762,3 milioni di euro facendo segnare un miglioramento del 16,71%. La crescita dei margini è accompagnata da un sensibile miglioramento della qualità dei ricavi con il rapporto tra margine da servizi e margine d'intermediazione in crescita di oltre 4 punti percentuali (dal 32,06% al 36,45%).
Particolarmente significativo è il dato riferito al **risultato di gestione** pari a 355,2 milioni di euro con una crescita del 36,33%, grazie ad un'attenta politica di contenimento dei **costi operativi** che registrano un incremento soltanto del 3,70% da imputare principalmente agli investimenti sostenuti per uniformare la piattaforma informatica delle banche acquisite. Analogamente le **spese per il personale** si mantengono in linea con il primo semestre 2002 (+1,67%) neutralizzando gli effetti dell'adeguamento contrattuale a livello nazionale.
La crescita dell'efficienza del Gruppo è confermata dal **Cost/Income** che registra un sensibile miglioramento, pari a quasi 7 punti percentuali, passando dal 60,11% del 30 giugno 2002 all'attuale 53,41%.

Nonostante la politica prudenziale di gestione l'**utile proveniente da attività ordinaria** risulta raddoppiato rispetto allo stesso periodo dello scorso anno, passando da 84,2 milioni di euro agli attuali 168,5 milioni di euro (+100,04%).
L'**utile netto** del primo semestre 2003 si attesta a **50,2 milioni di euro** con una crescita del **164,92%.**

DATI ECONOMICI CONSOLIDATI

Importi in milioni di **Euro**

Dati economici consolidati	30.06.03	30.06.02 PF	Variazione
Margine d'interesse	484,5 Euro	443,7 Euro	+9,18%
Margine da servizi	277,8 Euro	209,4 Euro	+32,66%
Margine di intermediazione	762,3 Euro	653,2 Euro	+16,71%
Risultato di gestione	355,2 Euro	260,6 Euro	+36,33%
Utile attività ordinarie	168,5 Euro	84,2 Euro	+100,04%
Utile netto	50,2 Euro	18,9 Euro	+164,92%

L'eccellente andamento del Gruppo si evince anche dall'analisi delle principali voci patrimoniali: il **totale attivo** supera quota 40 miliardi di euro, registrando un incremento dell'8,34% rispetto al primo semestre 2002.
La **raccolta diretta** da clientela sale a 26.944 milioni di euro con un incremento dell'11,14% rispetto al 30 giugno 2002, mentre la **raccolta indiretta** da clientela si attesta a 28.924 milioni di euro con una crescita del 7,97%, con il risparmio gestito che ammonta a 15.584 milioni di euro segnando un progresso del 6,17%, grazie alla crescita delle gestioni patrimoniali (+6,94%), dei fondi comuni di investimento (+4,36%) e dei prodotti assicurativi (+24,87%).
La **massa amministrata** da clientela raggiunge 56.775 milioni di euro (+10,47%).
I **crediti verso clientela** si confermano in crescita raggiungendo 23.421 milioni di euro (+6,75%) pur mantenendo un livello di rischiosità particolarmente limitato. Al 30 giugno 2003, l'incidenza delle sofferenze sul totale dei crediti verso clientela è pari allo 0,61%, contro l'1,95% dell'anno precedente, ben al di sotto della media del sistema.
Il **patrimonio netto** ammonta a 2.499,9 milioni di euro, contro i 1.735,1 milioni di euro del primo semestre 2002 (+44,08%), includendo gli effetti dell'**aumento di capitale** conclusosi con grande successo a maggio 2003, grazie a un'adesione del 100%, per un importo complessivo di 791 milioni di euro.

DATI PATRIMONIALI CONSOLIDATI

Importi in milioni di **Euro**

Dati patrimoniali consolidati	30.06.03	30.06.02 PF	Variazione
Crediti verso clientela	23.421 Euro	21.939 Euro	+6,75%
Raccolta diretta	26.944 Euro	24.242 Euro	+11,14%
Risparmio gestito	15.584 Euro	14.679 Euro	+6,17%
Raccolta indiretta	28.924 Euro	26.789 Euro	+7,97%
Massa amministrata da clientela	56.775 Euro	51.395 Euro	+10,47%

Struttura operativa

Nei primi 6 mesi del 2003 la struttura operativa ha registrato un ulteriore rafforzamento, grazie all'inaugurazione di nuovi sportelli e all'ingresso nel Gruppo Bipielle del Banco di Chiavari e della Riviera Ligure, passando così dalle 727 **filiali** del 31 dicembre 2002 alle attuali 810, che saliranno **a 856** una volta consolidata Banca Caripe S.p.A..
Il numero dei **dipendenti** è salito a **7.960** unità contro le 7.470 del 30 giugno 2002. Il numero dei **promotori finanziari**, in seguito ai nuovi reclutamenti, ha raggiunto quota **727**.

BANCA POPOLARE DI LODI
Utile netto pari 82,0 mln. euro (+37,52%)
Utile da attività ordinarie pari 139,2 mln. euro (+77,53%)

- **margine d'interesse** - Euro 246,3 mln. **(+14,51%)**
- **margine da servizi** - Euro 132,5 mln. **(+107,59%)**
- **impieghi verso clientela** - Euro 9.278 mln. **(+23,10%)**

Alla formazione del risultato consolidato contribuisce in modo determinante la **Capogruppo Banca Popolare di Lodi** che conferma il proprio trend di sviluppo chiudendo il primo semestre 2003 con un **utile netto** pari a 82,0 milioni di euro (comprensivo dei dividendi di competenza), con un incremento del 37,52% rispetto al 30 giugno 2002.

I risultati della Capogruppo si confermano ancora una volta in crescita grazie alla soddisfacente tenuta dell'attività bancaria tradizionale, evidenziando a livello patrimoniale la crescita del totale attivo che raggiunge i 23.500 milioni di euro (+25,78%). La **raccolta diretta** da clientela sale a 12.977 milioni di euro con un incremento del 17,74%, mentre la **raccolta indiretta** si attesta 8.641 milioni di euro con una crescita del 14,27%.
Il totale generale della **massa amministrata** da clientela raggiunge i 43.209 milioni di euro con una crescita del 26,97%.

L'eccellente andamento della Capogruppo Banca Popolare di Lodi è confermato anche dall'analisi, su base omogenea rispetto al 30 giugno 2002, dei principali aggregati economici. Il **margine d'interesse** si porta a 246,3 milioni di euro (+14,51%), mentre le **commissioni nette** raggiungono 58,2 milioni di euro (+13,10%).
Il **margine da servizi** sale a 132,5 milioni di euro (+ 107,59%), così come il **margine di intermediazione** che raggiunge 378,9 milioni di euro (+35,81%).
Il **risultato di gestione** si attesta a 209,8 milioni di euro facendo segnare una crescita del 48,68%.

Particolarmente significativo è il dato riferito all'**utile da attività ordinaria,** che risulta quasi raddoppiato raggiungendo i 139,2 milioni di euro, contro i 78,4 milioni di euro del primo semestre 2002 (+77,53%) e contribuisce alla formazione di un **'utile netto** pari a **82,0 milioni** di euro con un incremento del 37,52%.

Lodi, 10 settembre 2003

Principali eventi del Gruppo Bipielle nel 2003

- **Gennaio 2003**

Gruppo Bipielle sale al 51% della Banca Caripe SpA
Il Gruppo Bipielle, già detentore del 30% del capitale della Banca Caripe SpA, ha formalizzato l'accordo per acquisire dalla Fondazione Caripe un'ulteriore partecipazione pari al 21% del capitale sociale. L'operazione consente quindi al Gruppo Bipielle di salire al 51% del capitale sociale dell'istituto abruzzese che si avvale di una rete di 46 filiali distribuite nelle province di Pescara, Chieti, Teramo, L'Aquila ed Ascoli Piceno.

- **Febbraio 2003**

Acquisito il 20% della Cassa di Risparmio di Bolzano
Sottoscritto con la Fondazione Cassa di Risparmio di Bolzano l'accordo finalizzato all'acquisizione da parte del Gruppo Bipielle del 20% del capitale sociale della Cassa di Risparmio di Bolzano, per un investimento complessivo pari a 363 milioni di euro, regolato per il 50% in contanti e per il restante 50% in azioni e obbligazioni del Gruppo Bipielle. L'accordo consente alla Banca Popolare di Lodi di rafforzare ulteriormente la partnership con la Cassa di Risparmio di Bolzano, che già distribuisce i prodotti del Gruppo attraverso la propria rete di vendita composta da 82 filiali.

- **Marzo 2003**

L'Assemblea dei Soci approva un rafforzamento patrimoniale per oltre 2 miliardi di euro
L'Assemblea Straordinaria dei Soci approva un piano di rafforzamento patrimoniale di oltre 2 miliardi di euro per offrire al Gruppo basi solide per continuare a crescere e per consolidare la propria posizione tra i primi 10 poli bancari italiani. L'operazione sarà realizzata attraverso un aumento di capitale riservato in opzione ai soci per un ammontare complessivo di 791 milioni di euro, un aumento di capitale riservato agli investitori istituzionali per un ammontare minimo di oltre 400 milioni di euro e un prestito obbligazionario convertibile da 1 miliardo di euro.

- **Aprile 2003**

Bipielle Retail sale a 91,24% del Banco di Chiavari e della Riviera Ligure
Dopo aver acquisito da Banca Intesa il 69,62% del capitale del Banco di Chiavari e della Riviera Ligure, il Gruppo Bipielle, attraverso la controllata Bipielle Retail, ha lanciato un'Offerta Pubblica di Acquisto sul rimanente 30,38% del capitale sociale dell'istituto ligure. L'operazione ha portato Bipielle Retail a detenere il 91,24% del capitale sociale del Banco di Chiavari.

Aumento di capitale in opzione ai Soci: adesioni pari al 100%
L'aumento di capitale offerto in opzione ai portatori di azioni e obbligazioni Banca Popolare di Lodi ha portato alla sottoscrizione di 90.394.950 azioni, pari al 100% dell'offerta, per un controvalore complessivo di 791 milioni di euro. Il risultato ottenuto assume ancor più significato in quanto è stato realizzato senza alcun consorzio di garanzia, solo attraverso la rete di vendita del Gruppo Bipielle.

Siglato accordo di partnership con la Banca Popolare di Cremona
Il consiglio di amministrazione della Banca Popolare di Lodi e della Banca Popolare di Cremona hanno approvato all'unanimità il protocollo di intesa che sancisce i termini dell'alleanza strategica tra i due istituti avviando il processo di inserimento della BPCR nel Gruppo Bipielle.
L'alleanza strategica tra la Banca Popolare di Cremona e la Banca Popolare di Lodi, grazie alle competenze distintive apportate da ciascun *partner*, porterà alla nascita di uno dei più importanti gruppi bancari della Lombardia. L'accordo sottoscritto con l'istituto cremonese consentirà al Gruppo Bipielle di disporre di una rete commerciale di circa 930 filiali, 300 delle quali concentrate in Lombardia.

BANCA POPOLARE DI LODI

Consolidated half-year report as of 30 June 2003

Higher profits and greater efficiency with the new Group model

Net profit more than doubled (Euro 50.2 mn)
Profit from ordinary operations +100%

- **profit from ordinary operations** - Euro 168.5 mn **(+100.04%)**
- **profit from ordinary operations** - Euro 50.2 mn **(+164.92%)**

- **cost/income ratio of 53.41%**
- ***net interest income*** - Euro 484.5 mn. **(+9.18%)**
- **income from services** - Euro 277.8 mn. **(+32.66%)**
- **customer loans** - Euro 23,421 mn **(+6.75%)**
- **total funds under administration** - Euro 56,775 mn **(+10.47%)**

The Board of Directors of Banca Popolare di Lodi, chaired by Giovanni Benevento, today approved the half-year report for 2003, which features a considerable increase in profits and a substantial rise in efficiency.
The BPL Group has in fact turned in a **net profit for the period of 50.2 million** euro, which is more than twice the figure at 30 June 2002 of 18.9 million euro.
Without any major contribution from extraordinary items, in only six months the Group has managed exceed the 27.2 million euro made in the whole of 2002. This is confirmation of the progress made in terms of business expansion and profitability, achieving the targets that had previously been set.
The figures achieved in 1st half 2003 show extremely clearly the positive effects generated by the reorganization plan completed last year with the adoption of a new Group model based on **Bipielle Retail** and **Bipielle Investimenti**, both subsidiaries of the Parent Bank, Banca Popolare di Lodi, which supervise the activities of the network banks and the product companies, respectively.
Successful implementation of the processes of integration and coordination of the banks that have joined the Group has made a key contribution towards further improving the results of the traditional banking activity, helped by a careful policy of cost containment and constant monitoring of lending risk.

At Group level, the income statement, prepared on a comparable basis with the pro forma figures at 30 June 2002, shows a considerable increase in all of the main items, with **net interest income** comes to 484.5 million euro (+9.18%), while **income from services** is up to 277.8 million euro, +32.66% on 30 June 2002, even though market conditions were still unfavourable.
Income from banking activities amounts to 762.3 million euro, an improvement of 16.71%. The growth in margins has been accompanied by a considerable improvement in the quality of revenues, as the ratio between income from services and income from banking activities has improved by more than 4 percentage points (from 32.06% to 36.45%).
The figure for **operating profit** is particularly significant as it shows an increase of 36.33% thanks to the policy of holding down **operating expenses**. These have increased by only 3.70%, mainly because of the investments made to standardise the IT platform of the banks that have recently joined the Group. Similarly, **personnel expenses** have remained in line with 1st half 2002 (+1.67%) thus making the effects of contractual pay rises void.
The rise in the Group's efficiency is confirmed by the **cost/income ratio** which is showing a substantial improvement of almost 7 percentage points, going from 60.11% at 30 June 2002 to the current 53.41%.

Despite management's prudent approach to operations, **the profit from ordinary operations** is twice what it was in the same period last year, going from 84.2 million euro to the current 168.5 million euro (+100.04%).
Net profit in 1st half 2003 comes to **50.2 million euro**, a rise of **164.92%.**

CONSOLIDATED INCOME STATEMENT

Amounts in millions of **Euro**

Consolidated income statement	30.06.03	30.06.02 PF	Change
Net interest income	484.5 Euro	443.7 Euro	+9.18%
Income from services	277.8 Euro	209.4 Euro	+32.66%
Income from banking activities	762.3 Euro	653.2 Euro	+16.71%
Operating profit	355.2 Euro	260.6 Euro	+36.33%
Profit from ordinary operations	168.5 Euro	84.2 Euro	+100.04%
Net profit	50.2 Euro	18.9 Euro	+164.92%

The excellent trend in the Group's results is also reflected in the main items in the balance sheet: **total assets** are in excess of 40 billion euro, an increase of 8.34% on 1st half 2002.
Direct deposits have risen to 26,944 million euro, an increase of 11.14% compared with 30 June 2002, while **indirect deposits** come to 28,924 million euro, an increase of 7.97%, while assets under management amount to 15,584 million euro, a 6.17% improvement thanks to the growth in portfolio management schemes (+6.94%), *mutual funds (+4.36%) and insurance products (+24.87%).*
Customer funds under administration total 56,775 million euro (+10.47%).
Customer loans continue to rise, coming in at 23,421 million euro (+6.75%), while still maintaining a very low level of risk. At 30 June 2003, the proportion of non-performing loans to total customer loans was 0.61%, compared with 1.95% the previous year, which is well below the industry average.
Shareholders' equity amounts to 2,499.9 million euro, compared with 1,735.1 million euro in 1st half 2002 (+44.08%), including the effects of the **increase in capital** which was concluded successfully in May 2003 thanks to a 100% take-up, for a total of 791 million euro.

CONSOLIDATED BALANCE SHEET

Amounts in millions of **Euro**

Consolidated balance sheet	30.06.03	30.06.02 PF	Change
Customer loans	23,421 Euro	21,939 Euro	+6.75%
Direct deposits	26,944 Euro	24,242 Euro	+11.14%
Asset management	15,584 Euro	14,679 Euro	+6.17%
Indirect deposits	28,924 Euro	26,789 Euro	+7.97%
Customer funds under administration	56,775 Euro	51,395 Euro	+10.47%

Operational structure
The operational structure of the Bipielle Group was further strengthened during the first 6 months of 2003, thanks to the opening of new **branches** and the entry into the scope of consolidation of Banco di Chiavari e della Riviera Ligure. This raised the number of branches from 727 branches at 31 December 2002 to the present level of 810, which will rise to **856** once Banca Caripe S.p.A. is consolidated.
The number of **employees** increased to **7,960** from 7,470 at 30 June 2002. The number of **financial advisors** rose to **727** as a result of new recruitment.

Lodi, 10 September 2003

BANCA POPOLARE DI LODI

Banca Popolare di Lodi
Net profit of 82.0 mn euro (+37.52%)
Profit from ordinary operations of 139.2 mn euro (+77.53%)

- **net interest income** - 246.3 mn euro **(+14.51%)**
- **income from services** - 132.5 mn euro **(+107.59%)**
- **customer loans** - 9,278 mn euro **(+23.10%)**

The main contribution to the consolidated result comes from the **Parent Bank, Banca Popolare di Lodi** which confirms its growth trend closing 1st half 2003 with a **profit from ordinary operations** of 139.2 million euro (+77.53%) and a **net profit** of 82.0 million euro (including the correspondent dividends accordingly), an increase of 37.52% compared with 30 June 2002.

The results of the Parent Bank are up yet again thanks to the stability of the traditional banking activity, while the balance sheet reflects a growth in total assets to 23,500 million euro (+25.78%). **direct deposits** from customers increase to 12,977 million, +17.74%, while **indirect deposits** total 10,082 million euro, up 14.27%.
The grand total of **customer funds under administration** come to 43,209 million euro with growth of 26.97%.

The excellent performance by the Parent Bank, Banca Popolare di Lodi, is also confirmed by looking at the main items in the statement of income, prepared on a consistent basis with that of 30 June 2002. **Net interest income** has risen to 246.3 million euro (+14.51%), while **net commissions** amount to 58.2 million euro (+13.10%).
Income from services is up to 132.5 million euro (+ 107.59%), as is **income from banking activities** to 378.9 million euro (+35.81%).
Operating profit comes in at 209.8 million euro, +48.68%.

Of particular significance is the **profit from ordinary operations** which has almost doubled, coming in at 139.2 million euro compared with 78.4 million euro in 1st half 2002 (+77.53%), helping to generate a **net profit** of **82.0 million euro**, an increase of 37.52%.

Lodi, 10 September 2003

Main events of the BPL Group in 2003

- **January 2003**

The BPL Group raises its stake in Banca Caripe SpA to 51%
Banca Caripe SpA, formalises an agreement to buy a further 21% of the share capital from the Fondazione Caripe. This deal will allow the BPL Group to raise its stake in the Abruzzo bank to 51%. The latter has a network of 46 branches in the provinces of Pescara, Chieti, Teramo, L'Aquila and Ascoli Piceno.

- **February 2003**

20% of Cassa di Risparmio di Bolzano acquired
Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano sign an agreement under which the BPL Group acquires 20% of Cassa di Risparmio di Bolzano, for a total investment of 363 million euro, paid 50% in cash and 50% in shares and bonds of the BPL Group. This agreement allows Banca Popolare di Lodi to further strengthen its partnership with Cassa di Risparmio di Bolzano, which already distributes BPL Group products through its own 82 branch sales network.

- **March 2003**

Shareholders' meeting approves an increase in capital of more than 2 billion euro.
An extraordinary shareholders' meeting approves a recapitalisation worth more than 2 billion euro to give the Group solid bases to continue growing and to consolidate its position among the top 10 banking hubs. This operation will be carried out by means of a rights issue reserved for shareholders for a total of 791 million euro, an increase in capital reserved for institutional shareholders for a minimum of more than 400 million euro and a convertible bond loan of 1 billion euro.

- **April 2003**

Bipielle Retail's stake in Banco di Chiavari e della Riviera Ligure rises to 91.24%
Having acquired 69.62% of Banco di Chiavari e della Riviera Ligure from Banca Intesa, the BPL Group launched a takeover bid for the other 30.38% through its subsidiary, Bipielle Retail. As a result, Bipielle Retail now holds 91.24% of Banco di Chiavari.

100% take-up of rights issue by shareholders
The increase in capital offered under option to holders of Banca Popolare di Lodi shares and bonds led to the subscription of 90,394,950 shares (100% of those on offer) for a total of 791 million euro. This result is even more significant considering that it was achieved without any underwriting syndicate, solely through the efforts of the BPL Group's sales network.

Partnership agreement signed with Banca Popolare di Cremona
The Boards of Directors of Banca Popolare di Lodi and Banca Popolare di Cremona unanimously approved the letter of intent establishing the terms of the strategic alliance between the two banks, initiating the process of amalgamating BPCR with the BPL Group.
Thanks to the distinct skills that each of the partners can offer, the strategic alliance between Banca Popolare di Cremona and Banca Popolare di Lodi will bring about the creation of one of the most important banking groups in Lombardy. The agreement signed with the Cremona bank will give the BPL Group a distribution network of around 930 branches, 300 of them in Lombardy.